

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 12, 2017

Via E-Mail
Howard Katkov
Chief Executive Officer
Red Mountain Ventures Limited Partnership
1938-C Columbia Avenue, PO Box 670
Rossland, BC V0G 1Y0

> **Re: Red Mountain Ventures Limited Partnership**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed September 21, 2017**
> **File No. 024-10729**

Dear Mr. Katkov:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2017 letter.

Part II – Offering Circular

General

1.   We reissue comment 1 as we continue to note that your website and the StartEngine website do not include the information required by Securities Act Rule 255(b)(4).

2.   We also note that some of the testing the waters materials you submitted with your offering statement do not include the information required by Rule 255(b). Please revise the material referenced in exhibit 13.1 to include the information required by

Rule 255(b)(1)-(4). Please also redistribute the materials in a substantially similar manner as such materials were originally distributed. See Securities Act Rule 255(d).

3.   We note that your website contains links that include information about the Canadian offering. For example, see the link to a YouTube video, "We're LIVE! Canadians can now own a real piece of RED" and links to press coverage of the Canadian offering under the heading "Phase 2 'Canada Goes Live' Press Coverage." We also note that the "Updates" section on the StartEngine website contains a letter from the company's CEO that summarizes the Canadian Offering Memorandum. Please tell us whether that information constitutes directed selling efforts in the United States and how you believe you have complied with Regulation S. Please address the guidance in Commission Interpretive Release No. 33-7516 on the Use of Internet Web Sites to Offer Securities (March 23, 1998) in connection with the Canadian offering.

Plan of Distribution, page 15

4.   You state that you intend to hold the initial closing on or about November 1, 2017. We also note your disclosure that if the Minimum Offering Amount is not deposited into escrow on or before March 31, 2018, all subscriptions will be refunded to subscribers. Please revise your disclosure to ensure that your plan of distribution disclosure is consistent and clarify, if true, that you will hold your initial closing upon qualification of the offering statement following achievement of the Minimum Offering Amount.

You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Jeffrey S. Marks
        Alliance Legal Partners, Inc.